  Simpson Thacher & Bartlett llp

  900 G Street, NW

Washington, D.C. 20001

telephone: +1-202-636-5500

facsimile: +1-202-636-5502

January 16, 2025

VIA EDGAR

Re:	New Mountain Net Lease Trust
Amendment No. 1 to Registration Statement on Form 10-12G
Filed November 27, 2024
File No. 000-56701

Ms. Kellie Kim and Ms. Jennifer Monick

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of New Mountain Net Lease Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 1 (“Post-Effective Amendment No. 1”) to the above-referenced Registration Statement on Form 10-12G (the “Registration Statement”). The Company has prepared Post-Effective Amendment No. 1 to respond to the Staff’s comments in its letter dated December 12, 2024, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1. Unless otherwise defined below, terms defined in Post-Effective Amendment No. 1 and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Pre-Effective Amendment No. 1 to Registration Statement on Form 10-12G filed November 27, 2024

Item 1. Business

Seed Portfolio, page 8

1.	We note your response to prior comment 3 and your revisions to your filing. Specifically, we note that the column for Assumable Debt is your pro rata portion of the aggregate principal amount of in place mortgage financing. It appears this measure is a non-GAAP measure. Please revise your filing to comply with the disclosure requirements of Item 10(e) of Regulation S-K, or advise.

The Company has revised its disclosure on page 9 to include aggregate principal amount of in place mortgage financing (rather than the Company’s pro rata share thereof).

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-2-	January 16, 2025

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 136

2.	We note your additional disclosure in response to prior comment 12. Please disclose the person(s) with voting and/or dispositive control over NM Fund I.

The Company has revised its disclosure on page 136 to disclose the person(s) with voting and/or dispositive control over NM Fund I.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters, page 156

3.	We note your response to prior comment 14. As you will use NAV for the purpose of establishing a price for share purchases and repurchases, please provide us with a template for your future quarterly NAV disclosures. For guidance, refer to CF Disclosure Guidance Topic No. 6, dated July 16, 2013.

Please find enclosed as Appendix A the template for the Company’s future quarterly NAV disclosures.

Index to Financial Statements, page F-1

4.	We continue to consider your responses to prior comments 16 and 17.

The Company acknowledges that the Staff is continuing to consider the responses to prior comments 16 and 17.

Pro Forma Combined Consolidated Financial Statements of New Mountain Net Lease Trust (Unaudited), page F-2

5.	We note your response to our prior comment 23 and your revisions to your filing. Please clarify for us and in your filing if the allocation of 27,476,206 common shares to 7,250,000 Class A shares, 13,476,206 Class F shares, and 6,750,000 Class E shares can change in connection with your formation transactions. To the extent the allocation to Class A, Class F, and Class E can change, please revise to include additional information to enable a reader to understand the magnitude of any potential variability. Reference is made to Article 11 of Regulation S-X.

The Company respectfully submits to the Staff that the number and class of the Company’s common shares to be issued in connection with the Formation Transactions (including those shares to be issued in connection with the initial closing of the Company’s private offering) is subject to a variety of factors, including, but not limited to, the Company’s ability to raise funds in its continuous private offering, elections by existing partners of NM Fund I to have their common shares repurchased by the Company and any final adjustments to the NAV of the Seed Portfolio, among others. The Company has revised its disclosure on pages 19 and F-10 to include additional information to enable a reader to understand the magnitude of any potential variability.

Further, on a supplemental basis, the Company has provided below the final number of shares issued to NM Fund I on January 2, 2025, in connection with the REIT Contribution:

Class	Number of Shares
Class A common shares	831,571.40
Class F common shares	6,287,641.75
Class E common shares	20,188,521.10

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-3-	January 16, 2025

Following the REIT Contribution, the Company issued an aggregate number of 13,151,717.95 common shares in connection with the initial closing of its private offering (as further detailed in the Company’s Current Report on Form 8-K filed on January 8, 2025) and repurchased an aggregate number of 13,528,237.50 common shares from existing NM Fund I partners (including certain indirect partners that invested through a feeder vehicle) who elected to have their shares repurchased by the Company.

Following the completion of the initial closing and the Formation Transactions on January 2, 2025, the Company’s outstanding common shares by class were as follows:

Class	Number of Shares
Class A common shares	9,037,926.05
Class F common shares	11,180,656.70
Class E common shares	6,712,131.95
Class I common shares	500.00

Further, we note that all classes of the Company’s common shares have an undivided interest in the Company’s assets and liabilities. The differences between share classes relate to the amount of management fees and performance fees, which are allocated to the applicable classes and therefore do not have an adverse effect on other classes (i.e., a class-specific expense is not indirectly borne by shareholders in a class that does not bear such expense). Accordingly, any changes in the allocation among classes would not adversely affect other classes.

6.	We note your response to our prior comment 24 and your revisions to your filing. Please address the following:

•	We are unclear from your disclosure if the fairness opinion with respect to the Seed Portfolio Fair Value has been obtained or will be obtained. For example purposes only, the first bullet on page F-2 indicates that such fairness opinion is not yet obtained; however, the newly added disclosure on page F-5 indicates that a third party advisor has provided an opinion that the Seed Portfolio Fair Value was fair. Please clarify for us and throughout your filing if such opinion has been obtained or will be obtained.

•	To the extent the fairness opinion has not yet been obtained, then it appears that the amount of shares to be issued could vary. If the amount of shares to be issued can vary, please revise to include additional information to enable a reader to understand the magnitude of any potential adjustments. Reference is made to Article 11 of Regulation S-X.

The Company notes that the fairness opinion with respect to the Seed Portfolio Fair Value was delivered on October 30, 2024. The Company has revised its disclosures on pages 6 and F-2 to make clear the fairness opinion has been obtained.

7.	We note your response to our prior comment 24 and your revisions to your filing. Please further revise to disclose the inputs and assumptions used in determining the fair value of $549,524,000, or tell us how you determined such information is unnecessary. Reference is made to Article 11 of Regulation S-X.

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-4-	January 16, 2025

The Company has revised its disclosure on page F-6 to disclose the inputs and assumptions used in determining the Seed Portfolio Fair Value.

* * * * * * *

Please do not hesitate to call me at (202) 636-5924 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Catherine De Lorenzo
Isabel Rivera

New Mountain Net Lease Trust
Teddy Kaplan, Chief Executive Officer and President
Kellie Steele, Chief Financial Officer
Arina Popova, Head of Legal

Appendix A

Net Asset Value

A detailed calculation of the NAV per share is set forth below. We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of trustees. Our total NAV presented in the following tables includes the NAV of our outstanding classes of common shares, which includes Class A, Class F, Class I and Class E common shares, as well as the partnership interests (“OP Units”) of NEWLEASE Operating Partnership LP (the “Operating Partnership”), if any, held by parties other than the Company.

The following table provides a breakdown of the major components of our NAV as of [               ], 202[   ] (amounts in thousands):

Components of NAV		Amount
Investments in real estate	$
Investments in real estate debt
Investments in unconsolidated entities
Intangible assets
Cash and cash equivalents
Restricted cash
Other assets
Mortgage notes, term loans, and revolving credit facilities, net
Secured financings on investments in real estate debt
Subscriptions received in advance
Distribution payable
Due to affiliate
Management fee payable
Accrued performance participation allocation
Accounts payable and accrued expenses
Other liabilities
Net Asset Value	$
Number of outstanding shares/units

The following table provides a breakdown of our total NAV and NAV per share of common shares by class as of [NAV month] [Last day], 20XX ($ and shares in thousands, except per share data):

NAV Per Share		Class A Shares		Class F Shares		Class I Shares		Class E Shares		Third- Party Operating Partnership Units		Total
Net asset value	$		$		$		$		$		$
Number of outstanding shares[/units]
NAV per share as of [NAV month] [Last day], 20XX	$		$		$		$		$		$

Simpson Thacher & Bartlett LLP

Securities and Exchange Commission	-6-	January 16, 2025

The valuations of our real properties as of [NAV month] [Last day], 20XX, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Adviser, and reviewed and confirmed for reasonableness by the Independent Valuation Advisor on a quarterly basis, in accordance with our valuation guidelines. Certain key assumptions that were used by the Adviser (and reviewed by the Independent Valuation Advisor) in the discounted cash flow analysis are set forth in the following table:

Weighted-
Average Basis
Exit capitalization rate	[ ]	%
Discount rate / internal rate of return	[ ]	%
Average holding period (years)	[ ]

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Increase (Decrease) to the NAV of Real Properties
Discount Rate	0.25% decrease	[ ]	%
(weighted average)	0.25% increase	[ ]	%
Exit Capitalization Rate	0.25% decrease	[ ]	%
(weighted average)	0.25% increase	[ ]	%

The following table reconciles shareholders’ equity per our condensed consolidated balance sheets to our NAV ($ in thousands):

[ ],20[ ]
Shareholders’ equity	$
Adjustments:
Accrued organization and offering costs
Accumulated depreciation and amortization under GAAP
Net unrealized real estate and real estate debt appreciation
Straight-line rent
NAV	$